

Commonwealth of Puerto Rico
DEPARTMENT OF STATE
San Juan, Puerto Rico

CERTIFICATE OF REGISTRY

I, **DAVID E. BERNIER RIVERA**, **Secretary of State** of the Commonwealth of Puerto Rico;

CERTIFY: That **CHOICETRADE HOLDINGS, INC.**, register number 344413, is a **Domestic For Profit Corporation** organized under the laws of Puerto Rico on this **23rd of October, 2014 at 02:51 PM**.



IN WITNESS WHEREOF, the undersigned by virtue of the authority vested by law, hereby issues this certificate and affixes the Great Seal of the Commonwealth of Puerto Rico, in the City of San Juan, Puerto Rico, today, **October 23, 2014**.

DAVID E. BERNIER RIVERA
Secretary of State

806892 - $150.00



Commonwealth of Puerto Rico
Department of State

Transaction Date: 23-Oct-2014
Register No: 344413
Order No: 806892

Commonwealth of Puerto Rico
Department of State
Certificate of Incorporation of a Stock Corporation

Article I - Corporation Name

The name of the Domestic Corporation is: CHOICETRADE HOLDINGS, INC.
Desired term for the name is: Inc.

Article II - Designated Office and Resident Agent

Its designated office in the Commonwealth of Puerto Rico will be located at:

Street Address	**Metro Office Park, Metro Parque, 7 Street 1, Suite 204, San Juan, PR, 00968**
Mailing Address	**197 State Route 18, Suite 3000, East Brunswick, NJ, 08816**
Phone	**(561) 395-1000**

The name, street and mailing address of the Resident Agent in charge of said office is:

Name	**United Corporate Services, Inc.**
Street Address	**BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918**
Mailing Address	**BBV Tower, 254 Munoz Rivera Avenue, P1 Fl, San Juan, PR, 00918**
Email	**adtoro@fgrlaw.com**
Phone	**(787) 759-3210**

Article III - Nature of Business

This is a For Profit corporation whose nature of business or purpose is as follows:

(1) Consulting Services
(2) Management Services
(3) Any other lawful business purpose

Article IV - Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class	**Common**
Share Number	**40,000,000**
Par Value	**$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Common Stock: One vote per share.

The number and classes of authorized capital stock of this corporation are as follows:

Class	**Preferred**
Share Number	**100,000**

Par Value $0.01

The denomination, faculties, preferences, and rights of the stock are:

Preferred Stock: Ten Thousand (10,000) votes per share. All other items as fixed by shareholder vote or Board of Directors resolution.

Article V - Incorporators

The name, street and mailing address of each Incorporator is as follows:

Name   **Golvala, Neville**
Street Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Mailing Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Email   ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓

Article VI - Officers

If the faculties of the Incorporators will end upon the filing of the Certificate of Incorporation of a Stock Corporation, the names, physical and mailing address of the persons who will act as Officers until the first annual meeting of the members or until their successors replace them are as follows:

Name   **Golvala, Neville**
Title   **President**
Street Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Mailing Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Email   ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Expiration Date **Indefinite**

Name   ▓▓▓▓▓▓▓▓▓▓▓
Title   ▓▓▓▓▓▓▓▓
Street Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Mailing Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Email   ▓▓▓▓▓▓▓▓▓▓▓
Expiration Date **Indefinite**

Name   **Buckner, Ronald H.**
Title   **Secretary, Treasurer**
Street Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Mailing Address ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
Email   ▓▓▓▓▓▓▓▓▓▓▓
Expiration Date **Indefinite**

Article VII - Terms of Existence

The term of existence of this corporation will be:

Perpetual



Gobierno de Puerto Rico
Government of Puerto Rico
DEPARTAMENTO DE ESTADO
Department of State

CERTIFICADO DE INCORPORACIÓN
CORPORACIÓN AUTORIZADA A EMITIR ACCIONES DE CAPITAL
CERTIFICATE OF INCORPORATION
STOCK CORPORATION

PRIMERO: El nombre de la corporación es:
FIRST: The name of the corporation is:

ChoiceTrade Holdings, Inc.

El nombre corporativo deberá incluir uno de los siguientes términos o abreviaturas: Incorporado *Corporación*, Corp. o Inc.
The corporation's name must include the following terms or abbreviations: Incorporated, Corporation, Corp. or Inc.

SEGUNDO: Su oficina designada en el Estado Libre Asociado de Puerto Rico estará localizada en (dirección postal y física, incluyendo calle, número y municipio):
SECOND: Its designated office in the Commonwealth of Puerto Rico will be located at (mailing and physical address, including street, number and municipality):

Física/Physical:
Metro Office Park, Metro Parque
7 Street 1 Suite 204
San Juan, PR 00968

Postal/Mailing:
197 State Route 18
Suite 3000
East Brunswick, NJ 08816

El Agente Residente a cargo de dicha oficina es: United Corporate Services, Inc.
The Resident Agent in charge of said office is:

Dirección Física y Postal del Agente Residente:
Physical and Postal Address of the Resident Agent:

Física/Physical:
BBV Tower
254 Munoz Rivera Avenue, P1 Fl
San Juan, PR 00918

Postal/Mailing:
BBV Tower
254 Munoz Rivera Avenue, P1 Fl
San Juan, PR 00918

TERCERO: Esta es una corporación con fines de lucro cuya naturaleza o propósito son:
THIRD: This is a profit corporation which nature or purposes are:
1. Consulting Services. 2. Management Services. 3. Any other lawful business purpose

CUARTO: El número y clases de acciones que la corporación está autorizada a emitir es (indicar el valor par de cada acción o si son sin valor par):
FOURTH: The number and classes of authorized capital stock of this corporation is (indicate par value of shares or if they have no par value):
Common Stock: Forty million (40,000,000) authorized shares. Par value: one penny per share.
Preferred Stock: One hundred thousand (100,000) authorized shares. Par value: one penny per share.

La denominación, facultad, preferencia y derecho de las acciones es (indicar las condiciones, limitaciones y restricciones de cada clase, si alguna o si la Junta de Directores estará autorizada a fijarlas mediante resolución)
The denomination, faculties, preferences and rights of the stock are (indicate the conditions, limitations and restrictions of stock, if any or if they will be fixed by the Board of the Directors by corporate resolution)
Common Stock: One vote per share. Preferred Stock: Ten thousand (10,000) votes per share. All other items as fixed by shareholder vote or Board of Directors resolution

QUINTO: El nombre y la dirección postal y física (incluyendo calle, número y municipio) de cada incorporador es:
FIFTH: The name and the mailing and physical addresses (including street, number and municipality) of each incorporator is:
Neville Golvala - [redacted]
Ronald Buckner - [redacted]

SEXTO: Si las facultades de los incorporador(es) habrán de terminar al radicarse el certificado de incorporación, los nombres y las direcciones físicas y postales (incluyendo calle, número y municipio) de las personas que se desempeñarán como directores hasta la primera reunión anual de los miembros o hasta que sus sucesores los reemplacen son:
SIXTH: If the faculties of the incorporators will end upon the filing of the certificate of incorporation, the names and the physical and mailing addresses (including street, number and municipality) of the persons who will act as directors until the first meeting of the members or until their successors replace them are:

SÉPTIMO: El término de existencia de esta corporación será:
SEVENTH: The term of existence of this corporation will be:

_X_ *Perpetuo / Perpetual* ____ *Indefinido / Indefinite* ____ *Fecha Especifica: / Specific Date:* ________

Favor de indicar con una "X" la fecha en que la corporación tendrá vigencia:
Please indicate with an "X" the date on which the corporation will be effective:

_X_ la fecha de radicación
the filing date

____ la siguiente fecha ________ (que no excederá noventa (90) días a partir de la fecha de radicación)
the following date *(which will not exceed ninety (90) days from filing date)*

Véase el párrafo B del Artículo 1.02 de la Ley General de Corporaciones para otras cláusulas opcionales.
For other optional clauses, see paragraph B of Article 1.02 of the General Corporation Law.

EN TESTIMONIO DE LO CUAL, Yo/Nosotros, **Neville Golvala**, **el/los suscribiente(s),** siendo el/los incorporador(es) antes señalado(s), con el propósito de formar una corporación conforme a la Ley General de Corporaciones de Puerto Rico, juro/juramos que los datos contenidos en este certificado son ciertos, hoy día 22 del mes **October** del año **2014**.
IN WITNESS WHEREOF, *I/We,* **Neville Golvala** ***the undersigned,*** *being the incorporator(s) hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Puerto Rico, hereby swear that the facts herein stated are true, this* **22** *day of* **October**, **2014**.

HALA Y GOBRIAL
Notary Public
State of New Jersey
My Commission Expires Apr. 18, 2017
I.D.# 2419990

Incorporador(es)
Incorporator(s)

Correo electrónico/*E-mail*: ngolvala@choicetrade.com

Cifra de Ingreso
5133 – $44.00
5134 – $66.00